UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Entry into Exchange Agreements

On May 30, 2024, Maxeon Solar Technologies, Ltd. (the “Company”) entered into exchange agreements (each, an “Exchange Agreement”) with certain holders (the “2025 Noteholders”) of the Company’s 6.50% Green Convertible Senior Notes due 2025 (the “Existing 2025 Notes”), pursuant to which the Company agreed to acquire an aggregate of $196,000,000 of the Existing 2025 Notes, representing approximately 98% of the outstanding principal amount of the Existing 2025 Notes. In accordance with the Exchange Agreements, subject to the terms and conditions set forth therein, for each $1,000 principal amount of Existing 2025 Notes so acquired, each holder thereof will be issued (i) (x) $700 principal amount of the Company’s new Tranche A Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche A Exchange Notes”); (y) $300 principal amount of the Company’s new Tranche B Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche B Exchange Notes,” and together with Tranche A Exchange Notes, the “Exchange Notes”), plus (z) additional Tranche B Exchange Notes, equal to the amount of accrued and unpaid interest on such Existing 2025 Notes up to, but not including, the date on which the closing of the transactions contemplated by the Exchange Agreement occurs (the “Exchange Closing Date”), and (ii) warrants (the “Exchange Warrants” and together with the Exchange Notes, the “Exchange Securities”) granting such holder the right to purchase ordinary shares, no par value (the “Shares”), of the Company subject to the terms and conditions set forth therein.

Each Exchange Agreement contains certain representations, warranties and other agreements by the Company and the relevant 2025 Noteholders. The Company’s and the 2025 Noteholders’ obligations under the Exchange Agreements are subject to various conditions set forth in the Exchange Agreements, including, among other things, (a) the following documents being in a form that is reasonably acceptable to the 2025 Noteholders and each such document being executed and delivered as of the Exchange Closing Date by each party thereto: (i) the Exchange Notes Indenture (as defined below), (ii) the Bridge NPA, the SPA and the Supplemental Indenture (each as defined below), (iii) the global warrant reflecting the Exchange Warrants , (iii) the Exchange Security Documents (as defined below) and the intellectual property security agreement with respect to intellectual property of the Company located or registered in the United States, (iv) the Investor Warrant (as defined below), (v) the Forward Purchase Agreement (as defined below), (vi) the New 1L Notes Indenture and the form of New 1L Note, (vii) the Supplemental Deed to the Company’s existing Shareholders Agreement (the “Amended Shareholders Agreement”), (vii) the A&R Option Agreement, (viii) the Shareholders’ agreement waiver letter and (ix) an amended indenture governing Amended 1L Notes (as defined below), and (b) the qualification of the Exchange Notes Indenture under the Trust Indenture Act of 1939, as amended. Accordingly, there can be no assurance if or when the Company will consummate the transactions contemplated by the Exchange Agreements.

The Exchange Securities to be issued in the transactions contemplated by the Exchange Agreements were offered, and will be sold, pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). The Company will not receive any cash proceeds from the issuance of the Exchange Securities.

The foregoing description is only a summary and is qualified in its entirety by reference to the Form of Exchange Agreement that is attached to this Report on Form 6-K (this “Form 6-K ”) as an exhibit and incorporated herein by reference.

The Exchange Notes

The Exchange Notes will be issued on the Exchange Closing Date pursuant to, and will be governed by, an indenture (the “Exchange Notes Indenture”) to be dated as of the Exchange Closing Date, among the Company, the guarantors party thereto (the “Guarantors”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), DB Trustees (Hong Kong) Limited, as the collateral trustee (the “Collateral Trustee”) and, solely with respect to the Philippine collateral, Rizal Commercial Banking Corporation – Trust and Investment Group as supplemental collateral trustee. The Tranche A Exchange Notes and the Tranche B Exchange Notes will have identical terms and conditions, except that (i) the conversion prices for Tranche A Exchange Notes and Tranche B Exchange Notes are different (as discussed below); (ii) the Tranche A Exchange Notes will be subject to the Optional Exchange (as defined below); and (iii) the Tranche B Exchange Notes Conversion Price will be reset based on the average of the daily VWAP of the Company’s Shares for 10 consecutive trading days ending on the trading day prior to the date on which all requisite regulatory approvals are obtained (the “Forward Purchase VWAP”) for the proposed Forward Purchase Investment (as defined below), if the Forward Purchase VWAP is lower than the Initial Pricing VWAP (as defined below).

The Exchange Notes will mature on January 15, 2028, unless earlier repurchased, redeemed or converted. Interest on the Exchange Notes will be paid semi-annually and will be paid as follows: (a) a portion shall be paid in cash and (b) the remainder shall be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding Tranche A Exchange Notes or Tranche B Exchange Notes as applicable, or by issuing additional Tranche A Exchange Notes or Tranche B Exchange Notes as applicable in a corresponding amount, (iii) subject to certain conditions, in shares with the number of shares determined using the daily VWAP of the Company’s Shares for ten consecutive trading days ending three business days prior to the payment date or (iv) a combination of the forms of payment as described in clauses (i), (ii), and (iii) above. The Exchange Notes are expected to be convertible, at the option of each holder of the Exchange Notes, from and after the Conversion Commencement Date (as defined in the Exchange Notes Indenture) until the fifth scheduled trading day immediately preceding the maturity date of the Exchange Notes, in accordance with the terms and conditions to be set forth in the Exchange Notes Indenture. Upon the conversion of any Tranche A Exchange Note, the Company shall have the option to settle such conversion by way of cash and/or newly issued Shares, at an initial conversion price of US$0.3953 per Share, subject to adjustments to be set forth in the Exchange Notes Indenture (the “Tranche A Exchange Notes Conversion Price”). Upon the conversion of any Tranche B Exchange Note, the Company shall have the option to settle such conversion by way of cash and/or newly issued Shares, at an initial conversion price equal to the average of the daily VWAP of the Company’s Shares for 10 consecutive trading days starting from the first trading day after the day when the transactions contemplated under the Exchange Agreements are announced (the “Initial Pricing VWAP”), subject to further adjustments to be set forth in the Exchange Notes Indenture (the “Tranche B Exchange Notes Conversion Price,” and together with the Tranche A Exchange Notes Conversion Price, the “Exchange Notes Conversion Price”). The Tranche B Exchange Notes Conversion Price shall be reset based on the Forward Purchase VWAP, if the Forward Purchase VWAP is lower than the Initial Pricing VWAP. The Company may redeem the Exchange Notes (a) on or after January 15, 2026 if the closing sale price per Share exceeds 150% of the Exchange Notes Conversion Price then in effect on at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice and (b) at any time upon the occurrence of certain changes in relevant tax laws, at a redemption price equal to 100% of the principal amount of the Exchange Notes plus accrued and unpaid interest, in accordance with the terms and conditions to be set forth in Exchange Notes Indenture. Upon the earlier of the closing of the Forward Purchase Investment or the receipt of all requisite regulatory approvals with respect to the Forward Purchase Investment, the Company may, at its option, require all of the then-outstanding Tranche A Notes to be exchanged into the Company’s Shares at the Tranche A Exchange Notes Conversion Price (the “Optional Exchange”). The Company shall be entitled to not effect any conversion (including in connection with the Optional Exchange) that will result in any holder thereof, together with any Attribution Parties (as defined in the Exchange Notes Indenture), beneficially owning more than 9.9% of the Company’s Shares (the “Exchange Cap”), after giving effect to such conversion (including in connection with the Optional Exchange). The Company’s obligation to deliver any Shares that will result in any holder thereof to exceed the Exchange Cap (the “Excess Shares”) is not extinguished and is suspended until such holder advises the Company in writing that it may receive the Excess Shares without exceeding the Exchange Cap. In the event all of the Tranche A Exchange Notes and the Tranche B Exchange Notes were to be fully converted into Shares by the holders thereof on the basis of the Tranche A Exchange Notes Conversion Price or the Tranche B Exchange Notes Conversion Price, as the case may be, in effect as of Exchange Closing Date and in accordance with the terms and conditions of the Exchange Notes Indenture, the holders of the Exchange Notes would hold approximately 87% of the outstanding Shares of the Company (based on the closing share price as of May 29, 2024, without giving effect to the other transactions described in this Form 6-K) or approximately 36% of the Outstanding Shares of the Company (assuming that the share price of any future priced securities is $3.11 per share, which was the closing share price on May 29, 2024, and the consummation of all other transactions described in the Form 6-K).

Payment of principal of, and premium, if any, and interest on the Exchange Notes will be fully and unconditionally guaranteed on a senior secured basis, jointly and severally, by the Guarantors.

In addition, to secure their respective obligations under the Exchange Notes Indenture and the Exchange Notes, the Company and/or the Guarantors, as applicable, have agreed under the Exchange Agreement to enter into (or procure that other subsidiaries of the Company will enter into), on the Exchange Closing Date or such other later date as will be set forth in the Exchange Notes Indenture, one or more security agreements, pledge agreements, collateral assignments, joinders or other grants or transfers, or other customary secured transaction documentation (together with any ancillary documentation required in order to give effect to the foregoing security documentation, the “Exchange Notes Security Documents”), which will grant the holders of the Exchange Notes second lien security interest over the collateral as described in the Exchange Notes Security Documents. The Exchange Notes Security Documents include all-asset debentures (subject to certain exceptions) over the assets of the Company and assets of certain of its subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands and Switzerland, including but not limited to certain intellectual property, and pledges of the shares of certain subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands, Switzerland, France, Malaysia and the Philippines. In addition, the Exchange Notes Indenture will contain certain covenants which, among other things, restrict the Company’s ability to incur secured indebtedness, subject to exceptions to be set forth in the Exchange Notes Indenture.

Exchange Warrants

In connection with the issuance of the Exchange Warrants, on the Exchange Closing Date, the Company will enter into a warrant agency agreement (the “Warrant Agreement”) with Computershare, Inc., as warrant agent, which, among other things, provides for the issuance of the Exchange Warrants in accordance with the terms of the Exchange Agreements and the Warrant Agreement. The Exchange Warrants will have an initial exercise price equal to 175% of the per share purchase price of the Forward Purchase Shares and are exercisable at any time on or after the 10th business day after the closing of the Forward Purchase Investment until January 15, 2028, unless terminated earlier as described below. The Exchange Warrants will entitle the holders thereof to purchase a number of Ordinary Shares equal to 10% of the equity interest in the Company on a fully diluted basis on the 10th business day after the closing of the Forward Purchase Investment. The Exchange Warrants shall automatically terminate and be of no effect, if following the closing of the Forward Purchase Investment, the holders of Tranche A Exchange Notes would beneficially own at least 30.0% of the Company’s equity interest, after giving effect to the Optional Exchange and the issuance of the Forward Purchase Shares and assuming the exercise in full of the Investor Warrant (as defined below). The Exchange Warrants are exercisable on a cashless basis under certain circumstances.

The number of Shares for which an Exchange Warrant is exercisable, and the exercise price thereof, are subject to adjustment from time to time upon the occurrence of certain events, including: (1) any dividends paid and distributions of any kind issued to all holders of Shares; (2) any combination (by share split, share dividend, recapitalization or otherwise) or subdivision (by consolidation, combination, reverse share split or otherwise) in respect of Shares; (3) any grant, issuance or sale of any options, convertible securities or rights to purchase share, warrants, securities or other property, in each case pro rata to the holders of Shares; or (4) certain fundamental transaction, including change of control and sale of all or substantially all assets of the Company, subject to the adjustment set out in the Exchange Warrants.

Entry into Convertible Notes Purchase Agreement

On May 30, 2024, the Company entered into a convertible notes purchase agreement (the “Bridge NPA”) with Zhonghuan Singapore Investment and Development Pte. Ltd. (the “Investor”) in connection with the sale by the Company, at the Company’s option, and purchase by the Investor, of US$25,000,000 in aggregate principal amount of the Company’s existing 7.50% Convertible First Lien Senior Secured Notes due 2027 (the “Existing 1L Notes” and such additional amount of notes purchased under the Bridge NPA, the “Additional Existing 1L Notes”), at a purchase price equivalent to 100% of the principal amount of the Additional Existing 1L Notes, to be issued in accordance with the terms and conditions of a supplemental indenture (the “Supplemental Indenture”), to be dated as of the date of the Bridge Closing (as defined below), to the indenture dated as of August 17, 2022, as amended and/or supplemented from time to time prior to the date hereof (the “Existing 1L Indenture”), among the Company, the Guarantors, the Trustee and the Collateral Trustee. The Investor is a direct wholly owned subsidiary of TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZE”), a current shareholder of the Company, which has shared voting and dispositive power over 22.39% as of May 30, 2024, and is expected to have shared voting and dispositive power over 23.53% immediately prior to all the transactions but following Bridge Closing. Assuming the consummation of the Bridge NPA and all other transactions described in this Form 6-K, it is expected that the Investor will hold voting and dispositive power over approximately 50.1% of the Shares (assuming that the share price of any future priced securities is $3.11 per share, which was the closing share price on May 29, 2024). The offer and sale of the Additional Existing 1L Notes will be made pursuant to an exemption from registration provided by Regulation D under the Securities Act.

The Bridge NPA includes customary representations, warranties and covenants. The closing of the transactions contemplated by the Bridge NPA (the “Bridge Closing”) is subject to certain conditions, including, among others, (a) the execution of the Supplemental Indenture, (b) the receipt by the Investor of the Additional Security Documents (as defined in the Bridge NPA), (c) the due execution and delivery of The Confirmatory Deed of Share Charge and the Confirmatory Deed of Debenture by each of the party thereto and (d) the delivery by the Company of a written notice of closing to the Investor.

The Bridge NPA may be terminated upon the earliest to occur, if any, of (a) with respect to the rights and obligations of the Company and the Investor, as applicable to each other, at any time upon the written consent of the Company and the Investor, (b) August 30, 2024 , if the Bridge Closing has not occurred on or prior to such date, unless the Company and the Investor have agreed in writing otherwise or (c) the date on which the Company and the Investor enter into any definitive agreement related to debt financing provided by the Investor to the Company in aggregate principal amount of not less than US$97,500,000, including but not limited to through the issuance of new convertible debt securities of the Company.

The Bridge NPA provides that the proceeds from the sale of the Additional Existing 1L Notes will be used for general corporate purposes, as determined by the Board of Directors of the Company (the “Board”).

The Additional Existing 1L Notes will be issued pursuant to, and will be governed by the Existing 1L Indenture, as amended by the Supplemental Indenture, and once issued, will form a single series with the Existing 1L Notes. For more information regarding the Existing 1L Indenture, see the Company’s Form 6-K submitted with the Securities and Exchange Commission (the “Commission”) on August 17, 2022.

In addition, in consideration of the Investor’s purchase of the Additional Existing 1L Notes, the Company and certain of its subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands and Switzerland, have agreed under the Bridge NPA to enter into, on the date of the Bridge Closing or such other later date as will be set forth in the Supplemental Indenture, one or more security agreements, pledge agreements, collateral assignments, joinders or other grants or transfers, or other customary secured transaction documentation (together with any ancillary documentation required in order to give effect to the foregoing security documentation, the “Additional Security Documents”) with respect to the certain assets (including intellectual property) located or registered in the United States (the “US Collateral”), to secure their respective obligations under the Existing 1L Indenture, as amended by the Supplemental Indenture, and the Existing 1L Notes and Additional Existing 1L Notes. Subject to the terms and conditions of the Existing 1L Indenture, as amended, the liens on and security interest in the US Collateral securing the Existing 1L Notes (consolidated with Additional Existing 1L Notes) will be released upon the repayment, repurchase, redemption or retirement of the Existing 1L Notes (consolidated with Additional Existing 1L Notes) in an aggregate principal amount of no less than $62,500,000. Notwithstanding any release in accordance with the terms of the Existing 1L Indentures, as amended, the Company is expected to grant liens on and security interest in the US Collateral to secure the obligations with respect to the Exchange Notes and the New 1L Notes (as defined below).

The foregoing description is only a summary and is qualified in its entirety by reference to the Bridge NPA that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Amendment to Existing 1L Notes

In connection with the transactions described in this Form 6-K, the Company intends to amend the terms and conditions of the Existing 1L Notes (such amended Existing 1L Notes, the “Amended 1L Notes,” and together with the New 1L Notes, the “1L Notes”), in order to, among other things, (a) extend maturity date of the Existing 1L Notes from August 17, 2027 to August 17, 2029; (b) amend the interest rate of the Existing 1L Notes from 7.50% per annum to (i) 8.50% per annum, if the Company elects to pay the interest in cash and payment-in-kind interest or (ii) 7.50% per annum, if the Company elects to pay the interest solely in cash; (c) amend certain covenants of the Existing 1L Notes to permit the incurrence of indebtedness under the New 1L Notes, the Exchange Notes and certain additional senior secured indebtedness of the Company and/or certain other parties to the indenture that will govern the Amended 1L Notes (the “Permitted Secured Indebtedness”); (d) amend certain covenants of the Existing 1L Notes to permit the incurrence of security interest over the collateral securing the Amended 1L Notes, to secure the New 1L Notes on a pari passu basis and to secure the Exchange Notes on a second lien basis, and to secure the Permitted Secured Indebtedness on a pari passu basis or on a second lien basis, as the case may be; and (e) add new provisions with respect to the entry of an intercreditor agreement.

Entry into Securities Purchase Agreement

On May 30, 2024, the Company entered into a securities purchase agreement (the “SPA”) with the Investor in connection with (i) the sale by the Company and purchase by the Investor of US$97,500,000 in aggregate principal amount of the Company’s 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “New 1L Notes”) to be issued in accordance with the terms and conditions of an indenture, to be dated as of the SPA Closing (the “New 1L Indenture”), among the Company, the Guarantors, the Trustee, the Collateral Trustee and, solely with respect to the Philippine collateral, Rizal Commercial Banking Corporation – Trust and Investment Group as supplemental collateral trustee, for the aggregate purchase price of US$97,500,000, which consists of (x) US$70,000,000 to be paid by the Investor in the form of cash consideration for its purchase of US$70,000,000 principal amount of New 1L Notes, (y) US$25,000,000 in aggregate principal amount of Additional Existing 1L Notes to be tendered by the Investor to the Company in exchange for US$25,000,000 principal amount of New 1L Notes and (z) US$2,500,000, which amount is being paid by the Investor on behalf of the Company to a global consulting firm for services rendered on or prior to the date hereof, as consideration for the Investor’s purchase of US$2,500,000 aggregate principal amount of New 1L Notes and (ii) the issuance of a warrant (the “Investor Warrant”) for no additional consideration granting such holder the right to purchase certain Shares of the Company as described in more detail below. The Investor is a direct wholly owned subsidiary of TZE, a current shareholder of the Company with shared voting and dispositive power over 22.39% as of May 30, 2024, and is expected to have shared voting and dispositive power over 23.53% immediately prior to all the transactions but following Bridge Closing. Assuming the consummation of all other transactions described in this Form 6-K, it is expected that the investor will hold voting and dispositive power over approximately 50.1% of the Shares (assuming that the share price of any future priced securities is $3.11 per share, which was the closing share price on May 29, 2024). The offer and sale of the Additional Existing 1L Notes and the Investor Warrant will be made pursuant to an exemption from registration provided by Regulation D under the Securities Act.

New 1L Notes

The New 1L Notes will mature on the fifth anniversary of SPA Closing. Interest on the New 1L Notes will be paid semi-annually and will be paid as follows: (a) a portion shall be paid in cash and (b) the remainder shall be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding New 1L Notes in global form or issuing additional certificated New 1L Notes in a corresponding amount and/or (iii) a combination of the forms of payment as described in clauses (i) and (ii) above. The New 1L Notes are expected to be convertible, at the option of the holder of the New 1L Notes, from and after the date of the SPA Closing until the fifth scheduled trading day immediately preceding the maturity date of the New 1L Notes, in accordance with the terms and conditions to be set forth in the New 1L Indenture. Upon the conversion of any New 1L Note, the Company shall have the option to settle such conversion by way of cash and/or newly issued Shares, at an initial conversion price of the Initial VWAP, subject to adjustments to be set forth in the New 1L Indenture (the “New 1L Notes Conversion Price”). The Company shall reset the New 1L Notes Conversion Price based on the Forward Purchase VWAP, if the Forward Purchase VWAP is lower than the Initial Pricing VWAP. The Company may redeem the New 1L Notes (a) on or after January 15, 2026, if the closing sale price per Share exceeds 150% of the New 1L Notes Conversion Price then in effect on at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice and (b) at any time upon the occurrence of certain changes in relevant tax laws, at a redemption price equal to 100% of the principal amount of the New 1L Notes plus accrued and unpaid interest, in accordance with the terms and conditions to be set forth in the New 1L Notes Indenture. Closing of the proposed issuance of New 1L Notes is expected to take place in June 2024, or such other time and place as the Company and the Investor may agree in writing (such time, the “SPA Closing”), subject to the satisfaction of certain conditions, including certain regulatory approvals. In the event all of the New 1L Notes were to be fully converted into Shares by the Investor on the basis of the New 1L Notes Conversion Price in effect as of SPA Closing and in accordance with the terms and conditions of the New 1L Indenture, the Investor would hold approximately 51% of the outstanding Shares of the Company (inclusive of its existing 22.39% ownership as of May 30, 2024 and without giving effect to the other transactions described in this Form 6-K).

The New 1L Indenture will contain financial covenants that require the Company to maintain (i) consolidated net leverage ratio of no greater than (a) 8.00 to 1.00 as of December 31, 2025, March 31, 2026, June 30, 2026 and September 30, 2026, (b) 3.00 to 1.00 as of December 31, 2026, March 31, 2027, June 30, 2027 and September 30, 2027 and (c) 2.00 to 1.00 as of December 31, 2027, and (ii) total cash liquidity of no less than $40 million, as measured at the end of each quarter, commencing on the first quarter of 2025.

Payment of principal of, and premium, if any, and interest on the New 1L Notes will be fully and unconditionally guaranteed on a senior secured basis, jointly and severally by the Guarantors.

In addition, to secure their respective obligations under the New 1L Indenture and the New 1L Notes, the Company and/or the Guarantors, as applicable, have agreed under the SPA or the New 1L Indenture to enter into, on the date of the SPA Closing or such other later date as will be set forth in the New 1L Indenture, one or more security agreements, pledge agreements, collateral assignments, joinders or other grants or transfers, or other customary secured transaction documentation (together with any ancillary documentation required in order to give effect to the foregoing security documentation, the “New 1L Security Documents”) which would grant the holders of the New 1L Notes first lien security interest over the collateral described in the New 1L Security Documents. The New 1L Security Documents include all-asset debentures (subject to certain exceptions) over the assets of the Company and assets of certain of its subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands and Switzerland, including but not limited to certain intellectual property, and pledges of the shares of certain subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands, Switzerland, France, Malaysia and the Philippines. In addition, the New 1L Indenture will contain certain covenants which, among other things, restrict the Company’s ability to incur indebtedness, incur liens, make investments in subsidiaries of the Company that are not Guarantors and make restricted payments, in each case subject to exceptions to be set forth in the New 1L Indenture.

Investor Warrants

Pursuant to the terms of the SPA, the Company agrees to issue to the Investor on the date of SPA Closing the Investor Warrant. The Investor Warrant will grant the Investor the right to purchase a certain number of Shares as described below. The Investor Warrant has an initial exercise price of $0.01 per Share. The Investor Warrant is exercisable after the date of issuance upon the occurrence of (a) one or more of the holders of the Exchange Notes converting all or a portion of such Exchange Notes for Shares or (b) the Company exercising its option with respect to the Optional Exchange of the Exchange Notes as described under “Entry into Exchange Agreements” above (each, an “Exercisability Event”). Following the occurrence of any Exercisability Event, the Investor is entitled to purchase a number of Shares under the Investor Warrant such that it maintains an ownership of 23.53% of the equity interest of the Company after giving effect to the relevant Exercisability Event and the potential issuance under the Investor Warrant. The Investor Warrant expires on the later of (a) the closing of the Forward Purchase Investment or (b) five Business Days after the consummation of the Optional Exchange, and only upon the occurrence of any conversion and/or the Optional Exchange of the Exchange Notes as described under “Entry into Exchange Agreements” above.

The Investor Warrant is exercisable on a cashless basis under certain circumstances. The number of Shares for which the Investor Warrant is exercisable is subject to adjustment from time to time upon the occurrence of certain events, including: (1) any dividends paid and distributions of any kind issued to all holders of Shares; (2) any combination (by share split, share dividend, recapitalization or otherwise) or subdivision (by consolidation, combination, reverse share split or otherwise) in respect of Shares; (3) any grant, issuance or sale of any options, convertible securities or rights to purchase share, warrants, securities or other property, in each case pro rata to the holders of Shares; or (4) certain fundamental transaction, including change of control and sale of all or substantially all assets of the Company, subject to the adjustment set out in the Investor Warrant.

The SPA includes customary representations, warranties and covenants. The closing of the proposed issuance of the New 1L Notes and Investor Warrants is subject to certain conditions, including, among others, the receipt of any applicable consents or regulatory approvals to consummate the transactions contemplated by the SPA, the execution of the Amended Shareholders Agreement by the Company, that since the date of the SPA, there shall not have occurred any Material Adverse Effect (as defined in the SPA) in respect of the Company that is continuing, the execution and delivery by the Company of an amended and restated registration rights agreement between the Company and the Investor, the formation of the Strategy and Transformation Committee of the Board in accordance with the Amended Shareholders Agreement and the Charter of such Committee in form and substance acceptable to the Investor (the “STC Charter”) shall have been adopted by the Board, and the appointment of the Chief Transformation Officer in accordance with the STC Charter. In addition, pursuant to the SPA, the Company or its subsidiaries, as applicable, agreed not to take certain actions, without the consent of the Investor, including, but not limited to, the entering into of any contracts or commitments with respect to material financings, except for financings arrangements with the Investor and other permitted financings; the entering into, amendment or termination of any material agreement with an affiliate; and the selling, conveyance or transfer of any equity interests in a material subsidiary or material business unit or a sale of all or substantially all of any business unit or division.

The Company and the Investor also entered into an amended and restated Option Agreement (the “A&R Option Agreement”) pursuant to which the Investor was granted the right to purchase a number of Shares of the Company in order to maintain its percentage ownership of Shares of the Company to provide for anti-dilution protection against (1) (i) any conversion of the then-outstanding Exchange Notes and (ii) any exercise of the Exchange Warrants, in each case, following the Optional Exchange of the Exchange Notes in accordance with the terms thereof and (2) prior to or following the Optional Exchange, any conversion of the then-outstanding Existing 2025 Notes. The Investor may exercise its right to purchase Shares under the Option Agreement at any time on or prior to January 15, 2028.

The SPA provides that the proceeds from the sale of the Additional Existing 1L Notes will be used for general corporate purposes, as determined by the Board.

The SPA may be terminated upon the earliest to occur, if any, of (i) with respect to the rights and obligations of the Company and the Investor, as applicable to each other, at any time upon the written consent of the Company and the Investor, and (ii) August 30, 2024, if the SPA Closing has not occurred on or prior to such date, unless the Company and the Investor have agreed in writing otherwise.

The foregoing description is only a summary and is qualified in its entirety by reference to the SPA that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Entry into Termination Agreement

On May 30, 2024, the Company entered into a termination agreement (the “Termination Agreement”) with TotalEnergies Marketing Services (“TEMS”) pursuant to which the Company and TEMS mutually agreed to terminate the Photovoltaic Equipment Supply Master Agreement, dated as of November 9, 2016 (the “Supply Agreement”), and Amended & Restated Initial Implementing Agreement, dated as of February 22, 2021 (together with the Supply Agreement, the “Solarization Agreement”). The termination of each Solarization Agreement will become effective upon the issuance by the Company to TEMS of Tranche B Adjustable-Rate Convertible Second Lien Notes of the Company in an aggregate principal amount equal to approximately US$16.2 million. Upon such issuance, the Company shall be discharged and released in full of its obligation and liabilities of any kind under the Solarization Agreements and TEMS shall fully, unconditionally and irrevocably release and discharge the security interest in certain assets of a subsidiary of the Company located in Mexico.

The foregoing description is only a summary and is qualified in its entirety by reference to the Termination Agreement that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Proposed Equity Investment by the Investor

The Company currently expects to enter into a forward purchase agreement (the “Forward Purchase Agreement”) with the Investor in the near future and in any event prior to the Exchange Closing Date, pursuant to which the Company will agree to sell, and the Investor will agree to purchase, ordinary shares of the Company (the “Forward Purchase Shares”) at an aggregate purchase price of $100 million (the “Forward Purchase Investment”). The purchase price of the Forward Purchase Shares will be based on 75% of the Forward Purchase VWAP, subject to a ceiling price necessary to provide the Investor with at least 50.1% of the Company’s outstanding Ordinary Shares, after giving effect to (a) the issuance of the Forward Purchase Shares and (ii) the Optional Exchange of all outstanding Tranche A Exchange Notes into Ordinary Shares pursuant to the terms of the Exchange Notes Indenture. The closing of the Forward Purchase Investment will be subject to the satisfaction of certain conditions, including, among other things, the Company’s delivery of notice to the holders of the New 2L Notes exercising its option with respect to the Optional Exchange under the New 2L Notes indenture and receipt of certain regulatory approvals. Upon consummation of the Forward Purchase Investment, the Investor is expected to beneficially own no less than 50.1% of the Company’s Ordinary Shares and have the right to nominate a majority of the members of the Board. The issuance of the New 1L Notes and the Investor Warrant will not be a condition to the execution of the Forward Purchase Agreement or the consummation of the Forward Purchase Investment.

Investor Materials

In connection with the foregoing transactions, the Company made available presentation materials containing certain material non-public information to the parties involved in such transactions. In accordance with the confidentiality agreements entered into between the Company and certain parties involved in the transactions, the presentation materials are furnished as an exhibit to this Form 6-K and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including but not limited to, statements regarding the Company’s anticipated use of the net proceeds from the Issuance. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this current report on Form 6-K are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description
99.1+	Form of Exchange Agreement by and among Maxeon Solar Technologies, Ltd. and certain holders of the 6.50% Green Convertible Senior Notes due 2025.
99.2+	Convertible Notes Purchase Agreement, dated as of May 30, 2024, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd.
99.3+	Securities Purchase Agreement, dated as of May 30, 2024, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd.
99.4	Mutual Termination Agreement, dated as of May 30, 2024, by and between Maxeon Solar Technologies, Ltd. and TotalEnergies Marketing Services.
99.5	Investor Presentation, dated May 30, 2024.

+	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: May 30, 2024	By:	/s/ Kai Strohbecke
		Name:	Kai Strohbecke
		Title:	Chief Financial Officer